EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Six months ended June 30, 2008
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$73,120
Add: Interest expense	77,431
Depreciation expense on cap’d interest	538
Amortization of deferred financing costs	2,315

Earnings before fixed charges	$153,404

Fixed charges:
Interest expense	$77,431
Amortization of deferred financing charges	2,315
Capitalized interest	12,573

Fixed charges	92,319

Preferred share distributions	—
Preferred unit distributions	10,506

Combined fixed charges	$102,825

Ratio of earnings to fixed charges	1.66

Ratio of earnings to combined fixed charges	1.49